RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 17:48:09 19 December 2022 RNS Number : 2316K Unilever PLC 19 December 2022 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 65.83251 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 19.30501 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 53.70472 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 95.09719 PLC shares (reinvestment of dividend on (freely transferable) shares) • 586.96633 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 640.67105 £ 41.510 180.23471 e) Aggregated information - Volume - Total 640.67105/ 180.23471 €30,920.7069/ £7,481.54281 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Matt Close 2 Reason for the notification a) Position/status President Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 33.49908 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 11.58459 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 300.06640 PLC shares (reinvestment of dividend on (freely transferable) shares) • 10.29952 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 21.88411

£ 41.510 333.56548 e) Aggregated information - Volume - Total 21.88411/ 333.56548 €1,056.1928/ £13,846.3031 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 28.16398 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 76.82968 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 135.46876 PLC shares (reinvestment of dividend on (freely transferable) shares) • 182.96857 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 259.79825 £ 41.510 135.46876 e) Aggregated information - Volume - Total 259.79825/ 135.46876 € 12,538.6429/ £5,651.47221

f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 74.37127 PLC EUR shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 156.55992 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 414.00082 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 644.93201 e) Aggregated information - Volume - Total 644.93201 € 31,126.3536 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez

2 Reason for the notification a) Position/status President Beauty & Wellbeing President (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 33.30289 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 32.84469 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 1083.38163 PLC shares (reinvestment of dividend on (freely transferable) shares) • 480.94329 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 513.78798 £ 41.510 1116.68452 e) Aggregated information - Volume - Total 513.78798/ 1116.68452 €24,796.9493 / £46,353.5744 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 76.19786 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 70.40546 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 69.43677 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 579.44344 PLC shares (reinvestment of dividend on (freely transferable) shares) • 501.60961 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 571.04638 £ 41.510 726.04676 e) Aggregated information - Volume - Total 571.04638/ 726.04676 €27,560.4114 / £ 30,138.201 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 86.00728 PLC shares (Dividend equivalents earned on

Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 167.98533 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 417.00452 PLC shares (reinvestment of dividend on (freely transferable) shares) • 350.71236 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 518.69769 £ 41.510 503.0118 e) Aggregated information - Volume - Total 518.69769/ 503.0118 €25,033.9066 / £20,880.0198 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 95.98707 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 256.98172 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 288.51686 PLC shares (reinvestment of dividend on (freely transferable) shares) • 258.47985 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound

d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 258.47985 £ 41.510 641.48565 e) Aggregated information - Volume - Total 258.47985 /641.48565 € 12,475.013 / £ 26,628.0693 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 61.16093 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 72.18981 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 122.35675 PLC shares (reinvestment of dividend on (freely transferable) shares) • 112.07368 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 112.07368 £ 41.510 255.70749 e) Aggregated information - Volume 112.07368/ 255.70749

- Total €5,409.01202 / £ 10,614.4179 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 69.50880 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 147.75210 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 5.80815 PLC shares (reinvestment of dividend on (freely transferable) shares) • 390.37688 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.263 538.12898 £ 41.510 75.31695 e) Aggregated information - Volume - Total 538.12898 / 75.31695 €25,971.719/ £3,126.40659 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHGPGQCPUPPGMB London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.